Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Fiscal Year Ended
	November 1, 2014		October 26, 2013		October 27, 2012		October 29, 2011		October 30, 2010
Earnings from continuing operations before taxes	$353,621		$330,461		$224,401		$79,428		$106,970
Adjustments:
Add fixed charges	41,401		60,698		55,745		101,349		99,824
Less capitalized interest	—		—		—		—		(7,755)
Total fixed charges from continuing operations	41,401		60,698		55,745		101,349		92,069
Earnings before taxes and fixed charges, net of capitalized interest	$395,022		$391,159		$280,146		$180,777		$199,039
Fixed charges:
Interest expense	$36,757		$55,261		$52,488		$97,838		$85,858
Capitalized interest	—		—		—		—		7,755
Interest component of rent expense	4,644		5,437		3,257		3,511		6,211
Total fixed charges from continuing operations	$41,401		$60,698		$55,745		$101,349		$99,824
Ratio of earnings to fixed charges (1)	9.5	x	6.4	x	5.0	x	1.8	x	2.0	x
Coverage deficiency	—		—		—		—		—

(1)
The ratio of earnings to fixed charges was computed by dividing earnings from continuing operations before taxes and fixed charges, net of capitalized interest, by total fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and capitalization and amortization of debt discount and issuance costs on all indebtedness and (ii) one-third of all rental expense, which the Company considers to be a reasonable approximation of the interest factor included in rental expense.